[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]TTED]


(212) 318-6275
November 14, 2008                                                 41472.00003


Ms. Laura E. Hatch

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.

Washington, DC 20549

Re:      The Gabelli Money Market Funds (the "Company")
         Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A (33-48220)

Dear Ms. Hatch:

This letter responds to your additional comments communicated by telephone on November 14, 2008, with respect to Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A (the "Registration Statement") of the Company that was filed with the Securities and Exchange Commission on November 14, 2008 (accession number 0000935069-08-002659), with respect to U.S. Treasury Money Market Fund (the "Fund"), the only series of the Company.

As we discussed, the Fund would like to include additional disclosure in its prospectus to provide for a contingent deferred sales charge ("CDSC") with respect to its Class A Shares. The disclosure with respect to this CDSC is substantially similar to that of the CDSC applicable to the Class C Shares of the Fund, which you have already reviewed. As further discussed with you, we propose to include this additional disclosure in the final prospectus of the Fund to be filed pursuant to Rule 497(c). For your reference, we have included the proposed disclosure that will appear in the Fund's prospectus below:

         "Class A Shares of the Fund may only be acquired in exchange for Class A Shares of another Gabelli Fund, which typically carry a front-end sales load or may be subject to a maximum deferred sales charge ("CDSC") if no front-end sales load was paid at the time of purchase and such shares were redeemed within 18 months of such purchase. Class A Shares of the Fund do not have a front-end sales load, however, the Fund's CDSC may apply upon redemption of the Class A Shares of the Fund, regardless of the amount of time you held such shares in the Fund. The Fund's CDSC will not apply (i) to redemptions of Class A Shares of the Fund that had paid the applicable front-end sales load of another Gabelli Fund at the time of such purchase, (ii) to redemptions

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         of Class A Shares of the Fund that had been previously invested in another Gabelli Fund for the time period required to avoid the payment of such Gabelli Fund's CDSC (typically 18 months), or (iii) upon the exchange of Class A Shares of the Fund for Class A shares of another Gabelli Fund. Following an exchange into another Gabelli Fund, such shares will be subject to that Gabelli Fund's CDSC which will be calculated by excluding the time such shares were held in the Fund but including the time such shares were initially held in the Gabelli Fund prior to the exchange into this Fund."

Additionally, we represent that funds in the Gabelli fund complex that permit exchanges of their Class A shares for Class A shares of the Fund include, or will include, the following disclosure in their prospectuses with respect to the imposition of the CDSC:

         "You may also exchange your shares for shares of a money market fund managed by the Adviser or its affiliates, without imposition of any CDSC at the time of exchange. Upon subsequent redemption from such money market fund or the Fund (after re-exchange into the Fund), such shares will be subject to the CDSC calculated by excluding the time such shares were held in the money market fund."

Should you have any questions regarding the foregoing, please do not hesitate to contact me at the number listed above. Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL, HASTINGS, JANOFSKY & WALKER LLP